September 5, 2008
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Angela Crane, Accounting Branch Chief
Re:	Orthometrix, Inc. Form 10-KSB for the year ended December 31, 2007 File No. 000-26206 Filed March 20, 2008
Dear Ms. Crane:
I am writing this letter on behalf of Orthometrix in response to the Staff’s comment letter dated August 25, 2008. We respond in this letter to the issue raised in the comment letter and have extracted from the comment letter the issue raised and repeated it here in the italics for ease of reference.
We note that in your draft amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Ms. Angela Crane
September 5, 2008

Response:
We thank you for your comment and the above mentioned references. Based upon your comment, management has reconsidered its conclusion regarding its disclosure controls and procedures and will amend the 10-KSB to conclude that its disclosure controls and procedures were not effective as of the end of the fiscal year.
Although management has performed and completed its assessment of internal control over financial reporting as of December 31, 2007 and that due to an administrative oversight, the required disclosure on management’s assessment of internal control was omitted, management has concluded that the Company’s failure to include Management’s Report on Internal Control over Financial Reporting rendered our disclosure controls procedures ineffective as of December 31, 2007. In the future, management will complete a reporting requirements checklist in order to assist in performing a more diligent review.
We will file an amended 10-KSB, which will revise Item 8A, Controls and Procedures and Item 8B, Other Information. Please refer to the attached copy of the amended 10-KSB, which we will file upon resolution of this matter with you.
We trust that the foregoing responds appropriately to the staff’s comment letter. If you have any questions, please contact the undersigned at (212) 867-8711.
Very truly yours,
Imowitz Koenig & Co., LLP
Neil Koenig
Chief Financial Officer
NHK/ns

2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KSB/A
(Amendment No. 1)
Annual Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007                    Commission file No. 0-26206
Orthometrix, Inc.
(Exact name of small business issuer as specified in its charter)

Delaware	06-1387931

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

106 Corporate Park Drive, Suite 102, White Plains, NY	10604

(Address of principal executive office)	(Zip Code)
Registrant’s telephone number, including area code (914) 694-2285
Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.0005 per share
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑
Registrant’s revenues for its most recent year were $2,409,589.
The aggregate market value of the registrant’s Common Stock, par value $0.0005 per share, held by non-affiliates of the registrant as of March 5, 2008 was $626,874 based on the price of the last reported sale on the OTC Pink Sheets.
As of March 5, 2008 there were 45,908,618 shares of the registrant’s Common Stock, par value $0.0005 per share, outstanding.
Documents Incorporated By Reference
None
Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☑

10KSB/A

PART III	2

ITEM 8A. CONTROLS AND PROCEDURES	2

ITEM 8B. OTHER INFORMATION	3

SIGNATURES

EX — 31.1 (EXHIBIT 31.1)

EX — 32.1 (EXHIBIT 32.1)

EX — 32 (EXHIBIT 32)

EXPLANATORY NOTE
     This amendment No. 1 on Form 10-KSB/A to the Annual Report on Form 10-KSB for the year ended December 31, 2007 of Orthometrix, Inc. (the “Company”) which was filed with the Securities Exchange Commission on March 20, 2008 (the “Original Filing”), is being filed to amend and restate, or include, in its entirety Item 8A of the Original Filing, entitled “Controls and Procedures”, Item 8B, “Other Information” and the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
     As a result of these amendments, the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as filed as exhibits to the Original Filing, have been re-executed and re-filed as of the date of this Amendment No. 1 on Form 10-KSB/A.
     Except for the amendments described above, this Form 10-KSB/A does not modify or update other disclosures in, or exhibits to, the Original Filing.

PART III
ITEM 8A. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Based on our management’s evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, as of December 31, 2007, the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) were not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our failure to include Management’s Report on Internal Control over Financial Reporting rendered our disclosure control procedures not effective for the fiscal year 2007. Management is taking all necessary steps to rectify the problem and to ensure that our disclosure control and procedures are designed and operated effectively as defined in Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934, including completing a reporting requirements checklist in order to assist in performing a more diligent review.
Management’s Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed, as defined in Rule 13a-15(f) under the Exchange Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.
     Our internal control over financial reporting is supported by written policies and procedures that:
1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In connection with the preparation of our annual consolidated financial statements, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. Management based this assessment on the criteria established in “Internal Control over Financial Reporting — Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission (which is sometimes referred to as the COSO Framework). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

     This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.
Changes in Internal Controls
     There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control financial reporting.
     The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
ITEM 8B. OTHER INFORMATION
     None.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of White Plains, New York, on the 5th day of September 2008.

ORTHOMETRIX, INC.
By:	/s/ Reynald Bonmati
	Name:	Reynald G. Bonmati
	Title:	President

Exhibit 31.1
CERTIFICATIONS
I, Reynald Bonmati, certify that:
1.	I have reviewed this annual report on Form 10-KSB/A of Orthometrix, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:
a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting and;
5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):
a)	all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal controls over financial reporting.

Date: September 5, 2008
/s/ Reynald G. Bonmati
Reynald G. Bonmati
President / Chief Executive Officer

Exhibit 31.2
CERTIFICATIONS
I, Neil Koenig, certify that:
1.	I have reviewed this annual report on Form 10-KSB/A of Orthometrix, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:
a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the small business issuer’s disclosure controls and procedures presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting and;
5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):
a)	all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal controls over financial reporting.

Date: September 5, 2008
/s/ Neil H. Koenig
Neil H. Koenig
Chief Financial Officer

EXHIBIT 32
ORTHOMETRIX, INC.
FORM 10-KSB/A DECEMBER 31, 2007
CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the Annual Report of Orthometrix, Inc., (the “Company”), on Form 10-KSB/A for the annual period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge: (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 5, 2008	/s/ Reynald G. Bonmati
Reynald G. Bonmati
Chief Executive Officer

Date: September 5, 2008	/s/ Neil H. Koenig
Neil H. Koenig
Chief Financial Officer